UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission File Number: 001-41891

Vast Renewables Limited

(Translation of registrant’s name into English)

Suite 7.02, 124 Walker Street,

North Sydney NSW 2060,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Board Committees

Audit Committee

On February 14, 2024, the board of directors (the “Board”) of Vast Renewables Limited (the “Company”) appointed Peter Botten and William Restrepo as members of the audit committee of the Board (the “Audit Committee”) and John Yearwood as chairperson of the Audit Committee. Concurrently with the appointments of Mr. Botten and Mr. Restrepo to the Audit Committee, Colleen Calhoun and Colin Richardson stepped down from the Audit Committee. The changes in the composition of the Audit Committee were the result of the Board’s decision to revisit each committee’s membership following the appointment of Mr. Botten and Thomas Quinn to the Board in January and were not related to any disagreement by Ms. Calhoun or Mr. Richardson with the Company on any matter relating to the Company’s operations, policies or practices.

The Board has determined that Mr. Botten and Mr. Yearwood each meet the independent director standard under Nasdaq Listing Rules and under Rule 10A-3(b)(1) of the Security Exchange Act of 1934, as amended, but Mr. Restrepo does not. The Company has one year from the date of its listing on Nasdaq to have its Audit Committee be comprised solely of independent members. The Company intends to identify one additional independent director to serve on the Audit Committee by such deadline, at which time Mr. Restrepo will resign from the Audit Committee. Each member of the Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Listing Rules. The Board has determined that Mr. Yearwood is an audit committee financial expert as defined by the SEC rules and is financially sophisticated as defined by the Nasdaq Listing Rules.

Compensation Committee

On February 14, 2024, the Board appointed Mr. Botten, Mr. Quinn and Mr. Yearwood to the compensation committee of the Board (the “Compensation Committee”). Mr. Restrepo remains the chairperson of the Compensation Committee. Concurrently with the appointments of Mr. Botten, Mr. Quinn and Mr. Yearwood, Mr. Richardson stepped down from the Compensation Committee. The changes in the composition of the Compensation Committee were the result of the Board’s decision to revisit each committee’s membership following the appointment of Mr. Botten and Mr. Quinn to the Board in January and were not related to any disagreement by Mr. Richardson with the Company on any matter relating to the Company’s operations, policies or practices.

As a foreign private issuer, the Company is permitted, and has elected, to follow Australian practice, which does not require a compensation committee composed solely of independent directors.

Nominating and Corporate Governance Committee

On February 14, 2024, the Board appointed Mr. Botten and Mr. Yearwood to the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”). Ms. Calhoun remains the chairperson of the Nominating and Corporate Governance Committee and Mr. Richardson remains a member of the Nominating and Corporate Governance Committee. Concurrently with the appointments of Mr. Botten and Mr. Yearwood to the Nominating and Corporate Governance Committee, Mr. Restrepo stepped down from the Nominating and Corporate Governance Committee. The changes in the composition of the Nominating and Corporate Governance Committee were the result of the Board’s decision to revisit each committee’s membership following the appointment of Mr. Botten and Mr. Quinn to the Board in January and were not related to any disagreement by Mr. Restrepo with the Company on any matter relating to the Company’s operations, policies or practices.

Projects Committee

Furthermore, on February 14, 2024, the Board (i) established the projects committee of the Board (the “Projects Committee”), which is responsible for the oversight of Vast Solar 1, the Company’s 30 MW reference concentrated solar power plant located in Port Augusta, and Solar Methanol 1, the Company’s 20 ton per day solar methanol demonstration facility, and (ii) appointed Mr. Botten, Ms. Calhoun and Mr. Richardson as members of the Projects Committee and Mr. Quinn as chairperson of the Projects Committee.

Forward-Looking Statements

The information included in this report, in any exhibits attached hereto and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “should,” “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the Company’s management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. The Company cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognise the anticipated benefits of the Company’s recent business combination; costs related to that business combination; the Company’s ability to manage growth; the Company’s ability to execute its business plan, including the completion of the Port Augusta project (including the Solar Methanol 1 project), at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving the Company or its subsidiaries, including in relation to the Company’s recent business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for the Company’s products and services. Additional risks are set forth in the section titled “Risk Factors” in the final prospectus, dated November 22, 2023, as supplemented, and other documents filed, or to be filed with the SEC by the Company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the Company’s expectations can be found in the Company’s periodic filings with the SEC. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2024	Vast Renewables Limited

	By:	/s/ Marshall D. Smith
Name: Marshall D. Smith
Title: Chief Financial Officer